Exhibit 99.5

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
Condensed Interim Consolidated Financial Statements
October 31, 2013
(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)
	As at	As at
	October 31,	January 31,
	2013	2013

Assets
Current
Cash and cash equivalents	$319,863	$201,565
Marketable securities (Note 5)	1	30,000
Sundry receivables and prepaids (Note 6)	13,276	2,712,004
	333,140	2,943,569
Reclamation bonds (Note 7)	9,550	188,250
Equipment, net (Note 9)	-	23,716
	$342,690	$3,155,535

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$672,585	$2,595,672
Other advances	-	600,000
	672,585	3,195,672

Asset retirement obligations (Note 11)	2,978	107,647
	675,563	3,303,319
Shareholders' Deficiency
Share capital (Note 12(b))	28,104,264	28,104,264
Reserves	11,026,704	11,010,304
Accumulated deficit	(39,463,841)	(39,262,352)
	(332,873)	(147,784)
	$342,690	$3,155,535

The Company and Operations and Going Concern (Note 1)
Contingencies (Note 16)
Subsequent events (Note 20)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)
	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012

Expenses
Exploration and evaluation expenditures (Note 8)	$(16,416)	$393,582	$87,233	$3,061,303
General and administrative (Note 17)	178,123	266,758	263,676	2,524,163

	161,707	660,340	350,909	5,585,466

Loss before finance income (costs) and foreign currency translation adjustment	(161,707)	(660,340)	(350,909)	(5,585,466)

Finance income	(57)	3,103	9,286	4,226
Finance costs	-	(3,144,069)	-	(4,145,177)
Lawsuit settlement	-	(41,679)	-	(41,679)
Write-down of marketable securities	-	-	(29,999)	-
Gain on sale of property interests (Note 8(b))	123,228	-	123,228	-
Gain on dissolution of subsidiary (Note 3)	30,100	-	30,100	-
Gain on settlement and release (Note 8(c))	48,091	-	48,091	-
Foreign currency translation adjustment	763	(15,521)	(31,286)	19,272

Net income (loss) for the period	$40,418	$(3,858,506)	$(201,489)	$(9,748,824)

Basic income (loss) per share (Note 14)	$0.00	$(0.05)	$(0.00)	$(0.12)
Diluted income (loss) per share (Note 14)	$0.00	$(0.05)	$(0.00)	$(0.12)

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)
(Unaudited)
	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012

Net income (loss) for the period	$40,418	$(3,858,506)	$(201,489)	$(9,748,824)

Other comprehensive loss
Items that will be reclassified subsequently to income
Net unrealized gain (loss) on available-for-sale marketable securities	-	6,000	-	(70,000)

Comprehensive income (loss) for the period	$40,418	$(3,852,506)	$(201,489)	$(9,818,824)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)
				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Shares issued for lawsuit settlement (Note 12(b)	6,000	-	-	-	6,000
Share-based payments	-	416,526	-	-	416,526
Net loss for the period	-	-	(9,748,824)	-	(9,748,824)
Net increase in unrealized loss on available-for-sale marketable securities	-	-	-	(70,000)	(70,000)

Balance, October 31, 2012	$28,104,264	$10,997,334	$(54,302,318)	$(6,125)	$(15,206,845)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total
Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Share-based payments	-	16,400	-	-	16,400
Net loss for the period	-	-	(201,489)	-	(201,489)

Balance, October 31, 2013	$28,104,264	$11,026,704	$(39,463,841)	$-	$(332,873)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)
	Nine Months Ended
	October 31,
	2013	2012

Operating activities
Net loss for the period	$(201,489)	$(9,748,824)
Operating items not involving cash:
Depreciation	3,558	96,510
Accretion in asset retirement obligations	5,280	21,685
Accretion expense	-	4,252,521
Share-based payments	16,400	416,526
Shares issued for lawsuit settlement	-	6,000
Embedded derivative on long-term debt	-	51,370
Write-down of marketable securities	29,999	-
Gain on sale of property interests (Note 8(b))	(123,228)	-
Gain on disposal of marketable securities	-	-
Gain on dissolution of subsidiary	(30,100)	-
Lawsuit settlement	(8,000)	-
Gain on settlement and release	(48,091)	-
Changes in non-cash working capital:
Sundry receivables and prepaids	2,698,728	(8,982)
Accounts payable and accrued liabilities	(1,747,987)	1,088,026
Due to related parties	-	(35,023)

Cash provided by (used in) in operating activities	595,070	(3,860,191)

Financing activities
Advances from Scorpio Gold Corporation	-	350,140
Other advances	(600,000)	500,000
Increase in long-term debt	-	5,462,384
Finance costs paid on long-term debt	-	(300,000)
Deferred charges	-	(308,160)
Proceeds from sale of property interests, net of transaction costs	123,228	-

Cash (used in) provided by financing activities	(476,772)	5,704,364

Investing activities
Increase in reclamation bonds	-	(6,937)
Purchase of equipment	-	(2,363,320)

Cash used in investing activities	-	(2,370,257)

Change in cash and cash equivalents	118,298	(526,084)
Cash and cash equivalents, beginning of period	201,565	629,553

Cash and cash equivalents, end of period	$319,863	$103,469

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The unaudited condensed interim consolidated financial statements (the "Statements") were approved by the Board of Directors on December 20, 2013.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss of $201,489 during the nine months ended October 31, 2013 (nine months ended October 31, 2012 - loss of $9,748,824), has an accumulated deficit of $39,463,841 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $339,445 at October 31, 2013 (January 31, 2013 - $252,103).

Management continued its process of raising funds through the sale of the Company's remaining property interests. The Company's remaining properties were disposed of in the period. There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. With the disposal of its remaining property interests, the Company has no remaining property interests and no ability to raise funds to extinguish all of its existing liabilities. The Company will continue to fund ongoing operations as a reporting issuer and work on settling outstanding liabilities. If the Company is unable to extinguish all of its existing liabilities, the going concern assumption will not be valid and the Company will have to investigate alternatives. These Statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these Statements are based on IFRSs issued and outstanding as of December 20, 2013, the date the Board of Directors approved the Statements. The same accounting policies and methods of computation are followed in these Statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2013, except as noted below. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2014 could result in restatement of these Statements.

Adoption of new accounting standards

(i) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(ii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(iii) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

2.	Significant Accounting Policies (Continued)

Adoption of new accounting standards (continued)

(iv) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(vi) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

New standards not yet adopted and interpretations issued but not yet effective

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective as at a date to be determined. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

3.	Dissolution of Kentucky Standard Energy Company, Inc. ("Kentucky")

On September 5, 2013, the Kentucky Secretary of State accepted the articles of dissolution for Kentucky and the company has been dissolved. As a result, a gain on dissolution of subsidiary of $30,100 was recorded.

4.	Capital Management

The Company manages its capital with the following objectives:

to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves and accumulated deficit, which at October 31, 2013 was a deficiency of $332,873 (January 31, 2013 - deficiency of $147,784). Note that included in the unaudited condensed interim consolidated statements of financial position presented is a deficit of $39,463,841 as at October 31, 2013 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the nine months ended October 31, 2013. The Company is not subject to external capital requirements.

5.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe. Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. As a result of the Company's inability to obtain a replacement share certificate, the Company has taken a provision of loss of $29,999 and written down the investment to $1.

6.	Sundry Receivables and Prepaids

	As at	As at
	October 31,	January 31,
	2013	2013

Sales tax receivables	$5,014	$53,589
Other receivables	7,503	2,618,794
Prepaid expenses	759	39,621

	$13,276	$2,712,004

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

7.	Reclamation Bonds

The Company had posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As at October 31, 2013, the balance of the reclamation bonds consists of $9,550 (January 31, 2013 - $9,550) pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $nil (January 31, 2013 - $178,700) to the Kentucky Project. As noted under note 16(b), the reclamation bond pertaining to the Kentucky Project was relinquished. The Company is working with the Bureau of Land Management ("BLM") in Nevada, to obtain a refund of one or both of the reclamation bonds on the Fondaway Canyon and Dixie-Comstock Projects.

8.	Exploration and Evaluation Expenditures on Mineral Properties

	(a)	Goldwedge & Piñon Projects

On December 17, 2012, the Company sold its Goldwedge and Piñon property interests and related assets thereto to Scorpio Gold Corporation and its wholly-owned subsidiary Goldwedge LLC.

	(b)	Fondaway Canyon and Dixie-Comstock Projects

The Fondaway Canyon Project is located in Churchill County, Nevada.

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $2,978 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition.

During the nine months ended October 31, 2013, the Company incurred exploration and evaluation expenditures of $63,573 (nine months ended October 31, 2012 - $58,017) on these projects.

On August 15, 2013, the Company announced the completion of its transaction with American Innovative Minerals LLC (“AIMLLC”) to sell its interests in the Fondaway Canyon and Dixie-Comstock properties (the “Transaction”) for cash consideration of $144,000. This transaction, which closed on August 9, 2013, was the culmination of a binding term sheet between the parties, announced July 18, 2013. As a result, the Company recorded a gain on sale of property interests of $123,228, net of transaction costs.

In addition, as a condition to the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) delivered to the Company a full and final release and settlement agreement relating to the legal action commenced by Hale Capital on September 27, 2011. A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan Mining Co. ("Manhattan") in connection with that litigation.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

	(c)	Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700 which was later relinquished, as noted below.

Under the guidance of IAS 37, the Company had recorded an ARO on its Kentucky Project in the amount of $109,949, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the nine months ended October 31, 2013, the Company incurred exploration and evaluation expenditures of $23,660 (nine months ended October 31, 2012 - $57,910) on this project.

On August 30, 2013, the Company announced that its wholly-owned subsidiary Kentucky, entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining ("Pick & Shovel") and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see note 16(b)). In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Consideration paid
Cash	$8,000

Net liabilities settled
Reclamation bond	178,700
Equipment	20,158
Accounts payable and accrued liabilities	(145,000)
Asset retirement obligation	(109,949)
Total net liabilities settled	(56,091)

Total gain on settlement	$48,091

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three and nine months ended October 31, 2013 and 2012, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012

Goldwedge Project
Travel	-	13,859	-	40,513
Mine development costs	-	184,092	-	2,009,487
Drilling	-	863	-	62,595
Consulting, wages and salaries (Note 15)	-	153,554	-	753,925
Office and general	-	(31,030)	-	32,185
Supplies, equipment and transportation	-	19,600	-	47,171
Claim staking and maintenance fees	-	22,168	-	22,168
Milling costs	-	19,535	-	151,035
Depreciation	-	30,130	-	89,589
Net proceeds from sale of exploration and development ore	-	(153,492)	-	(367,883)
	$-	$259,279	$-	$2,840,785

Piñon Project
Property acquisition costs	$-	$28,940	$-	$38,658
Consulting, wages and salaries	-	-	-	28,247
Office and general	-	7,354	-	11,486
Claim staking and maintenance fees	-	26,200	-	26,200
	$-	$62,494	$-	$104,591

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	$-	$-	$35,000	$35,000
Consulting, wages and salaries	(18,750)	23,017	19,711	23,017
Travel	1,216	-	5,714	-
Office and general	1,118	-	3,148	-
	$(16,416)	$23,017	$63,573	$58,017

Kentucky Project
Office and general	-	1,593	$20,102	$6,313
Penalty	-	45,000	-	45,000
Depreciation	-	2,199	3,558	6,597
	$-	$48,792	$23,660	$57,910

Total exploration activities	$(16,416)	$393,582	$87,233	$3,061,303

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

9.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	-	89,000	-	89,000
Sale of equipment (Note 8(c))	-	(89,000)	-	(89,000)
Balance, October 31, 2013	$-	$-	$-	$-

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the period	-	113,615	379	113,994
Sale of equipment	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	-	65,284	-	65,284
Depreciation for the period	-	3,558	-	3,558
Sale of equipment (Note 8(c))	-	(68,842)	-	(68,842)
Balance, October 31, 2013	$-	$-	$-	$-

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2013	$-	$23,716	$-	$23,716
Balance, October 31, 2013	$-	$-	$-	$-

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the condensed interim consolidated statements of operations.

10.	Accounts Payable and Accrued Liabilities

	As at	As at
	October 31,	January 31,
	2013	2013

Trade payables	$589,958	$2,145,407
Accrued liabilities	82,627	450,265

	$672,585	$2,595,672

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

11.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("AROs") were estimated to be $2,978 as at October 31, 2013, assuming future payments of $4,750 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

Determination of the undiscounted AROs and the timing of these obligations was based on internal estimates using information currently available, existing regulations, and estimates of closure costs.

	Nine Months
	Ended	Year Ended
	October 31,	January 31,
	2013	2013

Balance, beginning of period	$107,647	$292,315
Accretion cost	5,280	29,226
Foreign exchange	-	(1,954)
Sale of AROs (Note 8(c))	(109,949)	(211,940)

Balance, end of period	$2,978	$107,647

12.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2012	83,853,825	$28,098,264
Shares issued for lawsuit settlement (i)	100,000	6,000
Balance, October 31, 2012, January 31, 2013 and October 31, 2013	83,953,825	$28,104,264

(i) The Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid in full prior to January 31, 2013.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

13.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the nine months ended October 31, 2013 and 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(7,510,191)	$0.12
Balance, October 31, 2012	4,550,000	$0.27

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(950,000)	$0.28
Balance, October 31, 2013	2,850,000	$0.26

The following table reflects the stock options outstanding and exercisable as at October 31, 2013:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	550,000	550,000	$299,098	0.65
January 20, 2017	0.30	2,300,000	1,800,000	653,200	3.22

		2,850,000	2,350,000	$952,298	2.73

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

14.	Basic and Diluted Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012
Numerator:
Income (loss) for the period	$40,418	$(3,858,506)	$(201,489)	$(9,748,824)
Denominator:
Weighted average number of common shares outstanding for basic loss per share	83,953,825	83,878,202	83,953,825	83,961,876
Weighted average number of common shares outstanding for diluted loss per share	83,953,825	83,878,202	83,953,825	83,961,876
Basic income (loss) per share	$0.00	$(0.05)	$(0.00)	$(0.12)
Diluted income (loss) per share	$0.00	$(0.05)	$(0.00)	$(0.12)

The stock options were not included in the computation of diluted loss per share on October 31, 2013 and 2012 as their inclusion would be anti-dilutive.

15.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012

Salaries and benefits paid to directors and officers (1)	$68,502	$85,211	$202,516	$260,911
Share-based payments	$17,871	$77,330	$16,400	$393,478

(1) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $9,200 and $73,607, respectively), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. And, the current Interim President and Chief Executive Officer whose services while a director were $45,112 and $135,146 for the three and nine months ended October 31, 2013 (three and nine months ended ended October 31, 2012 - $nil and $nil, respectively), included above. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the nine months ended October 31, 2012, included above, for providing consulting services in connection with the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

15.	Related Party Transactions and Balances (Continued)

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Services provided by Equity totaled $nil and $1,519 for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $1,353 and $8,443, respectively).

16.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of approximately $145,000 and was seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties were included in accounts payable and accrued liabilities.

The Company settled this claim through a settlement and release agreement on August 27, 2013 (see note 8(c)).

(c) On September 27, 2011 Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued.

As disclosed above, the transaction announced on August 15, 2013 resulted in a full and final release and settlement relating to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000, have been removed from accounts payable and accrued liabilities and professional fees (see note 8(b)).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2013
(Unaudited)

16.	Contingencies (Continued)

(d) The Company’s wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the supplier’s is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted (see note 20(a)), Manhattan has been dissolved and is unable to settle these claims.

17.	General and Administrative

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2013	2012	2013	2012

Corporate development	$1,241	$26,613	$10,989	$161,431
Insurance	7,797	8,739	21,978	21,324
Office and general	3,247	32,653	24,702	56,612
Professional fees (Note 16)	71,084	29,162	(34,801)	1,530,222
Consulting, wages and salaries (Note 15)	68,501	85,120	202,515	282,825
Share-based payments (Note 15)	17,871	68,437	16,400	416,526
Travel	8,382	15,927	21,893	54,899
Depreciation	-	107	-	324
	$178,123	$266,758	$263,676	$2,524,163

18.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in Canada expect for reclamation bonds totaling $9,550 at October 31, 2013 (January 31, 2013 substantially all located in the United States except for cash and cash equivalents of $193,135 held in Canadian banks). The Company’s operations in Canada consist of general and administrative expenses, totaling $153,574 and $208,492 for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $225,306 and $2,479,035), including expenses necessary to maintain the Company’s public company status.

19.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

20.	Subsequent Events

(a) On November 7, 2013, the Nevada Secretary of State accepted the articles of dissolution for Manhattan and the company has been dissolved.

(b) Subsequent to October 31, 2013, payments of CDN $41,000 and $180,000 were made to the current directors and officers to settle all amounts owing and for the termination of their services.